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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11015330

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 45221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R+R Planning Group Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Ave - Suite C114
(No. and Street)

Lake Success (City) N.Y. (State) 11042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Filiberto 516-328-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPA PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Ave - Suite C114 (Address) Lake Success (City) NY (State) 11042 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 25 2011
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Filiberto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R & R Planning Group Ltd., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH P. ALONGI
Notary Public-State of New York
No. 01AL5082460
Qualified in Queens County
My Commission Expires July 28, 2013

Mark Filiberto
Signature

President
Title

Joseph P. Alongi
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&R PLANNING GROUP, LTD.

NOTES to FINANCIAL STATEMENTS
DECEMBER 31, 2010

3. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases for office space in Lake Success, NY. The lease expires on November 12, 2012. Rent expense for the year was $13,877.

Future minimum lease payments are approximately as follows:

2012	$16,000

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k) (2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services LLC and promptly transmits all customer funds and securities to National. National carries all of the accounts of such customers and maintains and preserves such books and records.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the company had net capital of $23,462 which was $18,462 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 23% as of December 31, 2010.

6. SALE OF ACCOUNTS

On August 30, 2010 the Company entered into an agreement to sell its accounts to Acquisition Agreement for a fee of $50,000.

7. SUBSEQUENT EVENTS

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2010, through the date of issuance of these financial statements on February 18, 2011. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

R&R PLANNING GROUP, LTD.

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2010

NET CAPITAL	
Equity	$ 31,099
Deductions and/or charges	
Non-allowable assets:	
Property, furniture, equipment	1,562
Prepaid expenses	3,037
Security deposits	2,918
Total non-allowable assets	7,517
Tentative Net Capital	23,582
Haircuts	(120)
Net Capital (15c3-1)	$ 23,462
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 5,415
Total indebtedness	5,415
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6.6667% of aggregate indebtedness)	$ 361
Minimum dollar net capital requirement	$ 5,000
Net capital requirement(greater of line)	$ 5,000
Excess net capital	$ 18,462
Ratio: Aggregate indebtedness to net capital	.23 to 1

See Accountants' Audit Report and Notes to Financial Statements.